SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2006	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .
Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Martine Turcotte
Martine Turcotte
Chief Legal Officer Date: December 21, 2006

Form 51-102F3
Material Change Report
Item 1   Name and Address of Company
BCE Inc. (“BCE”)
1000, rue de La Gauchetière Ouest, Bureau 3700
Montréal, Québec
H3B 4Y7
Item 2   Date of Material Change
December 11, 2006 and December 12, 2006.
Item 3   News Release
A press release was issued (i) by BCE on December 12, 2006 in connection with the matters described under (a) in Item 4 below and (ii) by Bell Canada (“Bell”) on December 11, 2006 in connection with the matter described under (b) in Item 4 below. Each such press release was disseminated on newswires in Canada and the United States.
Item 4   Summary of Material Change
(a)	On December 12, 2006, BCE announced:
(i)	that it will increase its annual common share dividend by 11% from $1.32 to $1.46 per common share and that, based on the current competitive and technological environment, BCE’s board of directors believes that a distribution policy with a target dividend payout of 70% to 75% of earnings per share (“EPS”) before net gains (losses) on investments and restructuring costs provides sufficient financial flexibility to continue the growth and improvement of the business while delivering significant distributions to shareholders;
(ii)	its intention to renew its share buyback program upon expiry of the current share buyback program in early February 2007, with a normal course issuer bid targeting approximately 5% of BCE’s outstanding common shares, with an estimated value in excess of $1 billion;
(iii)	its financial guidance for BCE and Bell; and
(iv)	that it will not move forward with the planned conversion of Bell Canada into an income trust nor with plans to make a tender offer for all of the outstanding preferred shares of BCE and Bell Canada, and that it will continue with previously announced plans to simplify its corporate structure and eliminate BCE’s holding company operations.

(b)	On December 11, 2006, the Minister of Industry announced a government proposal to change Telecom Decision CRTC 2006-15 which established a framework for forbearance from the regulation of residential and business local exchange services. The government is proposing to change the Canadian Radio-television and Telecommunications Commission (the “CRTC”) decision to accelerate deregulation of retail prices of local exchange services offered by incumbent telephone companies and separately has introduced amendments to the Competition Act to deter anti-competitive behavior.
While each individual item listed above may not separately constitute a material change, the combined occurrence of the items listed above constitutes the material change.
Item 5   Full Description of Material Change
A.     Dividend Increase
On December 12, 2006, BCE announced that it will increase its annual common share dividend by 11% from $1.32 to $1.46 per common share and that, based on the current competitive and technological environment, BCE’s board of directors believes that a distribution policy with a target dividend payout of 70% to 75% of EPS before net gains (losses) on investments and restructuring costs provides sufficient financial flexibility to continue the growth and improvement of the business while delivering significant distributions to shareholders. Dividend payments are subject to declaration by BCE’s board of directors.
B.     Normal Course Issuer Bid
On December 12, 2006, BCE also announced that upon the expiry of its current share buyback program in early February 2007, it intends to initiate another normal course issuer bid targeting approximately 5% of BCE’s outstanding common shares, with an estimated value in excess of $1 billion. BCE’s normal course issuer bid is subject to approval by The Toronto Stock Exchange (the “TSX”). The purchase of the BCE common shares will be carried out through the TSX and/or the New York Stock Exchange and will be made in accordance with the requirements of such exchanges.

C.     Outlook
Refer to the section entitled “Caution Concerning Forward-Looking Statements” later in this material change report for a discussion concerning the material risk factors that could affect, and the material assumptions underlying, BCE and Bell’s 2007 financial guidance.
On December 12, 2006, BCE provided financial guidance for 2007 as follows:

Guidance 2007E(i)

Bell Canada
Revenue growth	3% - 5%
EBITDA growth (ii)	4% - 6%
Capital intensity	16% - 17%

BCE Inc.
EPS growth (iii)	4% - 7%
Free Cash Flow (iv)	$700M-$900M
Common Dividend (v)	$1.46
Normal Course Issuer Bid Program	5% of float

Notes:

(i)	Bell’s 2007 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.

(ii)	The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (“GAAP”). It is therefore unlikely to be comparable to similar measures presented by other issuers. We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating income before amortization expense and restructuring and other items. Effective in 2007, Bell is including net benefit plans cost in EBITDA. This recognizes that Bell is now cash funding its pension plan and the treatment is consistent with North American peers allowing for greater comparability. EBITDA for prior periods will be restated to conform to the new presentation. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. For 2007, we expect growth in operating income to be between 13% to 15% for Bell excluding Bell Aliant.

(iii)	Before net gains (losses) on investments and restructuring and other items.

(iv)	The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as cash from operating activities less capital expenditures, total dividends and other investing activities. Free cash flow is presented on a consistent basis from period to period. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. Free cash flow allows us to compare our financial performance on a consistent basis.

We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. For 2007, BCE expects to generate approximately $700 million to $900 million in free cash flow. This amount reflects expected cash from operating activities of approximately $5.6 billion to $5.8 billion less capital expenditures, total dividends and other investing activities.

(v)	Subject to declaration by BCE’s board of directors.

A target revenue growth of 3% to 5% in 2007 is expected to result from Bell’s enhanced ability to compete within growth markets and against the maturing cable telephony sector. Growth services combined are expected to represent approximately 60% of total revenue at the end of 2007. Bell’s wireless subscriber base is expected to grow by 8% to 10% in 2007, video subscribers by 5% to 7% and high-speed Internet subscribers by 8% to 10%.
With network access services (“NAS”) erosion stabilizing, improving growth services margins and ongoing productivity improvements, Bell expects EBITDA growth of 4% to 6% in 2007. Expected productivity improvements of approximately $450 million in 2007 should further enhance the competitive cost structure, enabling Bell to shift investment toward long-term growth and enhanced service delivery.
With expected capital intensity of 16% to 17%, Bell will continue to make disciplined capital expenditure investments in its strategic growth platforms. Roughly 75% of capex will be allocated to its strategic priorities, such as enhancing customer service, its wireless operations and the company’s advanced residential broadband network.
Bell expects it will have no significant federal cash taxes through 2010, due to organizational simplification enabling accelerated use of Bell’s R&D tax credits.
D.     Income Trust Conversion and Simplification of Corporate Structure
On December 12, 2006, BCE also announced that it will not move forward with the planned conversion of Bell Canada into an income trust nor with plans to make a tender offer for all of the outstanding preferred shares of BCE and Bell Canada, and that it will continue with previously announced plans to simplify its corporate structure and eliminate BCE’s holding company operations. As part of this process, BCE intends, at its next annual shareholder meeting, to submit a proposal to its shareholders to change its name to Bell Canada Inc., and Bell intends to change its name to Bell Inc. at the same time. Under a plan of arrangement, and as part of the corporate simplification process, holders of Bell preferred shares will be asked to exchange their shares for BCE preferred shares with the same series rights. The arrangement will also provide for a one-time special dividend of $0.20 per Bell preferred share outstanding immediately prior to the exchange. The arrangement must be approved by the holders of common and preferred shares of Bell, each voting as a class, at a special meeting to be held on January 23, 2007.
E.     Federal Government Proposal to Change Telecom Decision CRTC 2006-15
On December 11, 2006, the Minister of Industry announced a government proposal to change Telecom Decision CRTC 2006-15 which established a framework for forbearance from the regulation of residential and business local exchange services.

The government is proposing to change the CRTC decision to accelerate deregulation of retail prices of local exchange services offered by incumbent telephone companies and separately has introduced amendments to the Competition Act to deter anti-competitive behavior. The proposed order would establish a forbearance test which (i) is based on the presence of competitors in geographic areas which are smaller, and therefore more appropriate, than those set out in Telecom Decision CRTC 2006-15, and (ii) amends the criteria for forbearance related to meeting certain quality of service indicators for wholesale services of incumbent telephone companies. The proposed order would also streamline the forbearance process and eliminate winback and promotional restrictions in regulated and deregulated areas. The proposed changes to the CRTC decision will be published in the Canada Gazette and will be subject to a 30-day public comment period. Although the proposed changes are expected to be positive for BCE and Bell, there can be no guarantee that the federal Cabinet will, in fact, issue the order, or that the proposed order will not be amended prior to its issuance.
Caution Concerning Forward-Looking Statements
Certain statements made in this material change report, including, but not limited to, financial guidance relating to revenue growth, EBITDA growth, capital intensity, EPS growth and free cash flow, expected growth in subscribers, target dividend payout ratio, anticipated productivity improvements, net benefit plans cost, investments and losses in NAS, the expected launch of new services, products and technologies, our plans and strategies and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this material change report represent the expectations of BCE, Bell and their respective subsidiaries (collectively we, us, our or Bell) as of December 12, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Except as otherwise indicated by Bell, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.
Material Assumptions
A number of Canadian economic and market assumptions were made by Bell in making forward-looking statements for 2007 contained in this material change report, including but not limited to: (i) Canadian GDP growth in 2007 to be essentially in line with GDP growth in 2006, consistent with estimates by the Conference Board of Canada, (ii) the Bank of Canada prime rate and the Consumer Price Index, as estimated by Statistics Canada, to decline from current levels, (iii) growth in the overall Canadian telecommunications market revenues in 2007 to be in line with Canadian GDP growth, (iv) revenues of the residential voice telecommunications market in Canada to continue to decrease in 2007 due to wireless substitution, the Internet, and other factors, (v) wireline competition in both the business and residential telecommunications markets in Canada to continue in 2007 mainly from cable companies, and (vi) the 2007 revenue growth rates of the Canadian wireless and video industries to be in line with 2006 and the 2007 revenue growth rate of the Canadian Internet market to be slightly lower than 2006.
In addition, BCE’s and Bell’s 2007 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell (excluding Bell Aliant) is based on certain assumptions concerning Bell, including but not limited to: (i) revenue growth estimates for 2007 being based upon an assumption of increasing average revenue per unit (“ARPU”) across various lines of service, (ii) a wireless subscriber growth rate of 8% to 10%, a video subscriber growth rate of 5% to 7% and a high speed Internet subscriber growth rate of 8% to 10%, (iii) residential NAS losses to stabilize in 2007 compared to 2006, (iv) Bell’s 2007 total net benefit plans cost, which assumes a discount rate of 5.4%, being expected to be approximately $325 million, (v) the funding of our total net benefit plans in 2007 estimated to be approximately $300 million, (vi) Bell’s capital intensity in 2007 being estimated to be in the 16% to 17% range, and (vii) 2007 productivity improvements at Bell estimated at approximately $450 million.
Our guidance related to BCE is based on certain assumptions, including but not limited to: (i) in 2007, Bell to incur restructuring costs in the range of $100 million to $150 million, (ii) amortization expense for 2007 in the range of $3,200 million to $3,300 million, (iii) Bell’s effective tax rate in 2007 to be approximately 26%, (iv) no significant escalation in cash taxes in 2007 as we have assumed that the simplification of our organizational structure should permit the accelerated use of Bell’s R&D tax credits, and (v) EPS for 2007 to be positively impacted by the planned repurchase of common shares under BCE’s normal course issuer bid for 5% of its outstanding common shares.
Bell’s forward-looking statements for time periods subsequent to 2007 involve longer term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. Therefore, you are especially cautioned not to place undue reliance on such long-term forward-looking statements. The forward-looking statement concerning Bell’s cash taxes for 2008 to 2010 assumes no significant escalation in cash taxes as we expect that the simplification of our organizational structure will permit the accelerated use of Bell’s R&D tax credits.
The foregoing assumptions, although considered reasonable by Bell at the time of preparation of such guidance and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this material change report.
Risks that Could Affect our Business and Results
Risk factors that could cause results or events to differ materially from current expectations include, among other things: our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue growth, EBITDA growth, capital intensity, EPS growth and free cash flow; our ability to implement the significant changes in our processes, in how we approach our markets and in how we develop and deliver products and services, required by our strategic direction; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including in particular from cable companies, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the increase in wireless competitive activity that could result from Industry Canada’s intention to initiate a consultation concerning the licensing of additional wireless spectrum; the potential adverse impact on our business of wireless number portability; the ability to continue to implement our cost reduction initiatives and productivity improvements and contain capital intensity while improving quality of services; the ability to achieve customer service improvement, which is critical to customer retention and ARPU growth, while significantly reducing costs; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and invest in and migrate to and deploy new technologies, including VoIP, and offer new products and services on a timely basis and achieve market acceptance thereof; the availability and cost of capital required to implement our financing plans (including BCE’s share buyback program and dividend policy) and fund capital and other expenditures; the fact that depending on the competitive and technological environment at any given time there can be no guarantee that BCE’s dividend policy will be maintained; the adverse impact on BCE’s liquidity and share buyback program should the recently announced proposed transaction for the disposition of Telesat Canada not be completed at all or as currently proposed; our ability to find suitable companies to acquire or to partner with and to make and complete dispositions of assets or businesses; the impact of pending or future litigation, including class actions, and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively; the risk of litigation should BCE or Bell stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary; the risk of increased pension plan contributions; our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; events that could adversely affect the business and operations of service providers to whom we outsource services; our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend; stock market volatility; the risk that licences on which we rely to provide services might be revoked or not renewed when they expire; our ability to retain major customers; health concerns about radio frequency emissions; and the launch and in-orbit risks, including the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.
For additional information with respect to certain of these and other assumptions and risk factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2006 filed by BCE with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions, all of which is incorporated by reference herein. The Safe Harbor Notice Concerning Forward-Looking Statements is also available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7   Omitted Information
Not applicable.
Item 8   Executive Officer
Martine Turcotte, Chief Legal Officer of BCE, is an executive officer of BCE and is knowledgeable about the material change and this report. Ms. Turcotte can be contacted through the Assistant Corporate Secretary at (514) 786-3891.
Item 9   Date of Report
December 21, 2006.

BCE INC.
(signed)
Martine Turcotte
Chief Legal Officer